Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1. Date, Time and Place: October 27, 2022, at 9:30 a.m., in a hybrid meeting, by digital means (videoconference), pursuant to item 6.4. of the Internal Regulations of the Board of Directors (“Board”) of Suzano S.A. (“Company”), as well as at the Company's branch, located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2. Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director).

3. Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Ms. Silvia Krueger Pela to be the secretary.

4. Agenda: To resolve on (i) the adjustments to certain parameters of the Company’s Derivatives Management and Financial Indebtedness Policies; and (ii) the changes in the Company's Derivatives Management Policy and Indebtedness Policy, if the previous matters are approved.

5. Minutes in Summary Form: the Directors unanimously approved the drawing up of these minutes in summary form.

6. Resolutions: the Directors present, unanimously and without exceptions:

6.1. Approved the increase of the Company’s cash flow hedge term from 18 months to 24 months;

6.2. Approved the change in the tolerance percentage of indexation to currencies of net debt from 5 percentage points to 10 percentage points, above or below the defined percentage (thus 90%-110%); and

6.3. Approved the change in the Company's Derivatives Management Policy and Indebtedness Policy in the form presented on this date, to reflect the above deliberations.

7. Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all members of the Board of Directors present. Signatures. Board: David Feffer – Chairman; Silvia Krueger Pela – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director).

This is a true copy of the original drawn up in the proper book.

São Paulo, SP, October 27, 2022.

___________________________

Silvia Krueger Pela

Secretary